EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Macerich Company:

We consent to the incorporation by reference in the Registration Statement on Form S-3 filed by The Macerich Company, of our report dated February 25, 2008, with respect to the balance sheets of SDG Macerich Properties, L.P. as of December 31, 2007 and 2006, and the related statements of operations, cash flows, and partners’ equity for each of the years in the three-year period ended December 31, 2007, and the related financial statement schedule, which report appears in the December 31, 2007 Amendment No. 1 to the Annual Report on Form 10-K/A of The Macerich Company. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ KPMG LLP

KPMG LLP

Indianapolis, Indiana

November 25, 2008